Exhibit 99.1

SAIHEAT to Provide 40MW Liquid-Cooling Container Solutions to Bitdeer for the Construction of Its New Data Center

Singapore, Mar. 31st, 2025 (GLOBE NEWSWIRE) -- SAIHEAT Limited (“SAIHEAT” or the “Company”) (NASDAQ: SAIH, SAITW), announces the sale of 40MW of cutting-edge liquid-cooling container products to one of the subsidiaries of Bitdeer Technologies Group (“Bitdeer”) (NASDAQ: BTDR). The liquid-cooling containers are designed to host Bitdeer’s high-performance SEALMINER mining rigs and will be deployed at Bitdeer’s new data center.

The Company expects to deliver these containers to Bitdeer beginning in April 2025 and complete the deployment within three months. With the order secured, the Company believes that it will significantly expand its sales of equipment business and make positive contribution to its overall financial performance in 2025.

About BITDEER

Bitdeer (NASDAQ: BTDR) is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. It also offers advanced cloud capabilities to customers with high demand for artificial intelligence.

Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan.

About SAIHEAT

SAIHEAT Limited (NASDAQ: SAIH, SAITW) is a computing and energy operator dedicated to accelerating the realization of Sustainable Augmented Intelligence. It’s computing division offers BTC joint computing power and AI cloud computing services, while it’s energy division provides liquid-cooled computing centers and small modular nuclear products.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAIHEAT and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact

pr@saiheat.com

Investor Relations Contact

ir@saiheat.com